UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended June 30, 2006

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐                Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2005, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: July 31, 2006	By:	/s/ Robert S. Armstrong

Robert S. Armstrong,
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations and Retained Earnings
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Auction revenues	$78,680	$65,692	$134,653	$114,270
Direct expenses	11,365	8,592	17,791	14,076

	67,315	57,100	116,862	100,194

Expenses:
Depreciation and amortization	3,060	3,464	6,314	6,863
General and administrative	26,551	21,901	52,704	44,457

	29,611	25,365	59,018	51,320

Earnings from operations	37,704	31,735	57,844	48,874
Other income (expense):
Interest expense	(435)	(662)	(720)	(1,341)
Gain on disposition of capital assets	1,821	1,054	1,917	6,502
Other	182	39	471	237

	1,568	431	1,668	5,398

Earnings before income taxes	39,272	32,166	59,512	54,272
Income tax expense (recovery):
Current	14,738	11,571	21,350	19,916
Future	8	(539)	438	(453)

	14,746	11,032	21,788	19,463

Net earnings	$24,526	$21,134	$37,724	$34,809

Net earnings per share (in accordance with Canadian and United States GAAP) (note 5):
Basic	$0.71	$0.62	$1.09	$1.01
Diluted	$0.70	$0.61	$1.08	$1.00

Retained earnings, beginning of period	$224,079	$193,342	$217,080	$183,438
Net earnings	24,526	21,134	37,724	34,809
Cash dividends paid	(6,219)	(3,781)	(12,418)	(7,552)

Retained earnings, end of period	$242,386	$210,695	$242,386	$210,695

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	June 30,	December 31,
	2006	2005
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$242,364	$169,249
Accounts receivable	76,747	25,447
Inventory	2,779	9,991
Advances against auction contracts	2,908	255
Prepaid expenses and deposits	6,297	2,726
Other assets	695	1,188
Future income tax asset	184	601

	331,974	209,457

Capital assets (note 3)	271,146	250,645
Other assets	633	1,537
Goodwill	39,979	38,397
Future income tax asset	934	860

	$644,666	$500,896

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$168,791	$62,392
Accounts payable and accrued liabilities	62,765	50,969
Income taxes payable	733	11,308
Current portion of long-term debt (note 4)	223	220
Future income tax liability	834	460

	233,346	125,349

Long-term debt (note 4)	43,754	43,322
Other liabilities	—	516
Future income tax liability	7,480	6,526

	284,580	175,713

Shareholders’ equity:
Share capital (note 5)	83,153	79,844
Additional paid-in capital	9,731	8,929
Retained earnings	242,386	217,080
Foreign currency translation adjustment	24,816	19,330

	360,086	325,183

	$644,666	$500,896

Commitments and contingencies (note 6)
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)
(Unaudited)

				Foreign
		Additional		Currency	Total
	Share	Paid-In	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2005	$79,844	$8,929	$217,080	$19,330	$325,183
Exercise of stock options	2,369	(340)	—	—	2,029
Stock compensation tax adjustment	—	99	—	—	99
Stock compensation expense	—	469	—	—	469
Net earnings	—	—	13,198	—	13,198
Cash dividends paid	—	—	(6,199)	—	(6,199)
Foreign currency translation adjustment	—	—	—	523	523

Balance, March 31, 2006	82,213	9,157	224,079	19,853	335,302
Exercise of stock options	940	(131)	—	—	809
Stock compensation tax adjustment	—	192	—	—	192
Stock compensation expense	—	513	—	—	513
Net earnings	—	—	24,526	—	24,526
Cash dividends paid	—	—	(6,219)	—	(6,219)
Foreign currency translation adjustment	—	—	—	4,963	4,963

Balance, June 30, 2006	$83,153	$9,731	$242,386	$24,816	$360,086

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Cash provided by (used in):
Operating activities:
Net earnings	$24,526	$21,134	$37,724	$34,809
Items not involving cash:
Depreciation and amortization	3,060	3,464	6,314	6,863
Stock compensation expense	513	346	982	764
Future income taxes	8	(539)	438	(453)
Net gain on disposition of capital assets	(1,821)	(1,054)	(1,917)	(6,502)
Changes in non-cash working capital:
Accounts receivable	26,434	27,703	(51,300)	(61,348)
Inventory	17,733	5,612	7,212	10,163
Advances against auction contracts	632	470	(2,653)	(2,034)
Prepaid expenses and deposits	(2,568)	(861)	(3,551)	(1,868)
Income taxes payable	(5,487)	4,569	(10,027)	9,908
Auction proceeds payable	(26,021)	1,355	106,399	130,309
Accounts payable and accrued liabilities	16,317	3,972	11,280	(4,684)
Other	(4,173)	1,154	(4,072)	2,450

	49,153	67,325	96,829	118,377

Investing activities:
Acquisition of business	(200)	—	(2,300)	—
Capital asset additions	(11,791)	(14,839)	(22,640)	(19,150)
Proceeds on disposition of capital assets	3,505	2,221	4,126	8,758
Decrease in other assets	1,271	516	1,433	324

	(7,215)	(12,102)	(19,381)	(10,068)

Financing activities:
Issuance of share capital	809	1,072	2,838	2,352
Dividends on common shares	(6,219)	(3,781)	(12,418)	(7,552)
Repayment of short-term debt	(717)	—	—	—
Repayment of long-term debt	(56)	(3,808)	(112)	(4,867)
Issuance of long-term debt	—	3,750	—	3,750
Increase in funds committed for debt repayment	—	2,350	—	1,858
Other	136	—	235	23

	(6,047)	(417)	(9,457)	(4,436)
Effect of changes in foreign currency rates on cash and cash equivalents	4,553	(2,601)	5,124	(4,284)

Increase in cash and cash equivalents	40,444	52,205	73,115	99,589
Cash and cash equivalents, beginning of period	201,920	180,016	169,249	132,632

Cash and cash equivalents, end of period	$242,364	$232,221	$242,364	$232,221

Supplemental information:
Interest paid	$614	$265	$978	$887
Income taxes paid	$20,225	$7,305	$31,197	$10,056

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005 is unaudited)
1. Significant accounting policies:
(a)	Basis of presentation:

These unaudited consolidated financial statements present the financial position, results of operations, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP (see note 7). The interim consolidated financial statements should be read in conjunction with the December 31, 2005 audited consolidated financial statements.

(b)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 6).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005 is unaudited)
1. Significant accounting policies (continued):
(b)	Revenue recognition (continued):

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(c)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.
2. Seasonality of operations:
The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.

In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Information as at June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005 is unaudited)
3. Capital assets:

		Accumulated	Net book
June 30, 2006	Cost	depreciation	value

Buildings	$129,748	$24,027	$105,721
Land and improvements	134,000	5,649	128,351
Land and buildings under development	8,038	—	8,038
Automotive equipment	14,037	4,961	9,076
Yard equipment	12,709	6,030	6,679
Office equipment	7,603	4,591	3,012
Computer equipment	5,910	4,159	1,751
Computer software	18,221	11,610	6,611
Leasehold improvements	3,646	1,739	1,907

	$333,912	$62,766	$271,146

		Accumulated	Net book
December 31, 2005	Cost	depreciation	value

Buildings	$120,010	$21,184	$98,826
Land and improvements	114,493	4,566	109,927
Land and buildings under development	20,374	—	20,374
Automotive equipment	12,449	4,490	7,959
Yard equipment	10,334	5,440	4,894
Office equipment	6,604	4,226	2,378
Computer equipment	5,731	3,658	2,073
Computer software	12,977	10,850	2,127
Leasehold improvements	3,521	1,434	2,087

	$306,493	$55,848	$250,645

During the six months ended June 30, 2006, the Company capitalized interest of $635,000 (six months ended June 30, 2005 – $63,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005 is unaudited)
4.	Long-term debt:

	June 30,	December 31,
	2006	2005

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with the full amount of the principal due in 2011.	$30,000	$30,000

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010.	13,438	12,900

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the prime rate and 6.5%, due in quarterly installments of AUD75,000, plus interest, with final payment occurring in 2008.	539	642

	43,977	43,542
Current portion	(223)	(220)

Non-current portion	$43,754	$43,322

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005 is unaudited)
5.	Share capital:

(a) Shares issued:

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2005	34,423,900
Issued for cash, pursuant to stock options exercised	133,100

Issued and outstanding, June 30, 2006	34,557,000

(b) Stock option plan:

Stock option activity for the six months ended June 30, 2006 is as follows:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2005	847,598	$21.90
Granted	205,950	44.09
Exercised	(133,100)	21.32

Outstanding, June 30, 2006	920,448	$26.95

Exercisable, June 30, 2006	698,498	$21.71

The options outstanding at June 30, 2006 expire on dates ranging to January 24, 2016.

The following is a summary of stock options outstanding and exercisable at June 30, 2006:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (years)	Price	Exercisable	Price

$11.675 - $13.050	146,000	5.2	$12.41	142,000	$12.41
$13.344 - $15.525	192,298	5.8	15.02	192,298	15.02
$26.460 - $32.410	364,200	8.0	28.87	364,200	28.87
$42.690 - $44.090	217,950	9.6	44.01	—	—

	920,448			698,498

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005 is unaudited)
5.	Share capital (continued):

(c) Stock-based compensation:

The Company uses the fair value based method to account for employee stock-based compensation awards. During the six-month period ended June 30, 2006, the Company recognized compensation cost of $982,000 (2005 – $764,000) in respect of options granted in 2006 and 2005 under its stock option plan.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005

Risk free interest rate	4.3%	3.7%
Dividend yield	1.63%	1.39%
Expected lives	5 years	5 years
Volatility	21.0%	20.0%

The weighted average grant date fair value of options granted during the period ended June 30, 2006 was $9.86 per option (2005 – $6.83). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005 is unaudited)
5.	Share capital (continued):

(d) Net earnings per share:

The computations for basic and diluted earnings per share are as follows:

	Three months ended June 30, 2006			Six months ended June 30, 2006
			Per share			Per share
	Net earnings	Shares	amount	Net earnings	Shares	amount

Basic net earnings per share	$24,526	34,540,270	$0.71	$37,724	34,497,761	$1.09
Effect of dilutive securities:
Stock options	—	409,483	(0.01)	—	337,813	(0.01)

Diluted net earnings per share	$24,526	34,949,753	$0.70	$37,724	34,835,574	$1.08

	Three months ended June 30, 2005			Six months ended June 30, 2005
			Per share			Per share
	Net earnings	Shares	amount	Net earnings	Shares	amount

Basic net earnings per share	$21,134	34,361,681	$0.62	$34,809	34,324,601	$1.01
Effect of dilutive securities:
Stock options	—	326,529	(0.01)	—	315,719	(0.01)

Diluted net earnings per share	$21,134	34,688,210	$0.61	$34,809	34,640,320	$1.00

6.	Commitments and contingencies:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims are likely to have a material effect on its financial position or results of operations.

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At June 30, 2006, outstanding guarantees under contract for industrial equipment to be sold prior to September 27, 2006 totaled $28,074,000 (December 31, 2005 - $10,277,000). The Company also had guarantees under contract totaling $8,616,000 relating to agricultural auctions to be held prior to October 27, 2006 (December 31, 2005 — $18,704,000). The guarantees under contract are undiscounted and do not reflect the estimated proceeds from sale at auction. No liability has been recorded with respect to these guarantee contracts.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at June 30, 2006 and for the six-month periods ended June 30, 2006 and 2005 is unaudited)
7.	United States generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the six months ended June 30, 2006 and 2005, net earnings in accordance with Canadian GAAP were not significantly different from net earnings had they been presented in accordance with United States GAAP.

United States GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

	June 30,	June 30,
	2006	2005

Net earnings in accordance with Canadian and United States GAAP	$37,724	$34,809
Other comprehensive income (loss):
Foreign currency translation adjustment	5,486	(6,380)

Comprehensive income in accordance with United States GAAP	$43,210	$28,429

Accumulated other comprehensive income, which under United States GAAP is presented as a separate component of shareholders’ equity, is comprised of the following:

	2006	2005

Foreign currency translation adjustment:

Balance, December 31	$19,330	$21,522
Change during the period	5,486	(6,380)

Balance, June 30	$24,816	$15,142

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and six-month periods ended June 30, 2006 compared to the three- and six-month periods ended June 30, 2005. This discussion should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto for the periods ended June 30, 2006, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005, which are included in our 2005 Annual Report on Form 40-F.
The date of this discussion is as of July 27, 2006. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. Our Annual Report on Form 40-F is available on the EDGAR system at www.sec.gov. None of the information on the SEDAR or EDGAR websites is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating from more than 110 locations, including 33 auction sites, in 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries.
We operate mainly in the global industrial equipment marketplace. Our primary target markets within this market are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Analysts estimate that approximately $100 billion of the type of equipment sold at our auctions changes hands each year, and although we are the largest participant in this market, our share is only roughly 2%.
In recent periods, approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volume at our auctions is affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales. We believe that sales between owners of industrial assets are still the dominant type of transaction in the used truck and equipment markets.

We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our widely recognized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our marketing skills, our internet tools and our in-depth experience in the marketplace.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are forbidden by contract to bid on or buy back, or in any way influence the selling price of, their own equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963 because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions. Evidence of this is the fact that in recent periods, an average of approximately 50% of the equipment sold at any particular auction has left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consigned equipment to our auctions. Higher consignment volumes attract more bidders, which in turn attract greater consignments, and so on. During the six months ended June 30, 2006, we had more than 118,000 bidder registrations at our industrial auctions, compared to over 113,000 in the first half of 2005. We received in excess of 15,000 industrial asset consignments in the six months ended June 30, 2006, compared to over 14,000 in 2005. A consignment is typically comprised of multiple lots.
Our principal corporate goals are to grow our earnings per share at a manageable pace and to maintain the unique Ritchie Bros. culture. One of our primary methods for increasing our earnings is to grow our gross auction sales, which is the total proceeds from all items sold at our auctions. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion into new and emerging markets and regions. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there is an opportunity for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of his assets, we will pursue that opportunity.
Attracting and retaining the best people is another aspect of our strategy, and this is an important part of our goal of maintaining our corporate culture. In addition, we are continuing to develop our training programs and to implement tools to increase the productivity of our sales force and to enhance the service we provide to our customers.
In 2004 we launched a strategic initiative, which we call M07, with the goal of developing more efficient, consistent and scalable business processes to support our growth objectives. We have reviewed all of our business processes and systems, and this continuous improvement initiative has become an important component of our growth strategy. We expect that the results of this initiative, which we anticipate will be delivered over a period extending beyond 2007, will provide a platform for growth well into the future, and will allow us to increase our revenues without an equivalent increase in our administrative expenses. We started implementing new systems and processes in 2005, including an enterprise resource planning, or ERP, system, and anticipate that continuous improvement projects will be an important part of our strategy well into the future. We expect to complete the first stage of the ERP implementation in 2006, and additional M07 projects are scheduled to be completed in 2006 and future years.

In addition, we are using the internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. Approximately 28% of the bidder registrations at our industrial auctions during the six months ended June 30, 2006 were over the internet.
During the first half of 2006, we conducted 85 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia, Mexico and Southeast Asia. We also held 115 unreserved agricultural auctions in Canada and the United States. We generated approximately 64% of our gross auction sales in the first half of 2006 from auctions held in the United States (first half of 2005 – 62%), 20% was generated from auctions in Canada (first half of 2005 – 20%) and the remaining 16% was generated from auctions held in countries other than the United States and Canada, primarily in Europe and the Middle East and Australia (first half of 2005 – 18%). We had 748 full-time employees at June 30, 2006, including 226 sales representatives, compared to 675 full-time employees, including 211 sales representatives, at the end of 2005.
We are a public company and our common shares are listed under the symbol “RBA” on the New York Stock Exchange and the Toronto Stock Exchange. At July 27, 2006 we had 34,557,000 common shares issued and outstanding and stock options outstanding to purchase a total of 920,448 common shares.
Sources of Revenue and Revenue Recognition
Gross auction sales is an important measure we use in comparing and assessing our operating performance between periods. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. However, we believe that auction revenues, which are reported as the top line of our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction sales.
Auction revenues are comprised of auction commissions earned from straight commission and guarantee contracts with consignors, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commission contracts comprise the largest share of our auction revenues. We generate this type of revenue when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price at auction of the consigned equipment. In recent periods, straight commission sales have generally represented approximately 75% of our gross auction sales volume on an annual basis.
In some situations, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are usually outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time, because many of the contracts are signed in the autumn of one year for auctions to be held in the spring of the next year. The combined exposure at any time from all outstanding guarantees can fluctuate significantly from period to period but has averaged less than $40 million in recent periods. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end and before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In recent periods, guarantee contracts have generally represented approximately 15% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have generally represented approximately 10% of gross auction sales on an annual basis.
There are many factors that influence a consignor’s choice between straight commission, guarantee, or outright purchase arrangements, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of our future performance. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) depend on the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.
Prior to 2002, our long-term expected average auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and proxy and internet purchase fees in 2003, our long-term expected average auction revenue rate increased to approximately 9.30%. At the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average auction revenue rate to 9.50%. At the end of 2003 we increased our expected average auction revenue rate to be in the range of 9.50% to 10.00%. We achieved an auction revenue rate of 9.60% for the six months ended June 30, 2006 and we continue to believe that our sustainable average auction revenue rate will be in the range of 9.50% to 10.00%.
The largest contributor to the variability in our auction revenue rate is the performance of our underwritten business (i.e. our guarantee and inventory contracts). In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will usually be below the expected average rate. The variability can be more pronounced in the first and third calendar quarters because of the seasonality of our business.

During any particular calendar year, our gross auction sales and auction revenues are influenced by the seasonal nature of the auction business, which is affected mainly by the seasonal nature of the construction and natural resources industries. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.
Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size, as has occurred in recent periods.
Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Developments in 2006
Highlights of the first half of 2006 included:
•	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction sales of $113 million.

•	We broke regional gross auction sales records in Atlanta, Georgia; North East, Maryland; Houston, Texas, Minneapolis, Minnesota, Toledo, Ohio, Phoenix, Arizona, Sacramento, California, and Los Angeles, California. In Saskatchewan, we held our largest ever single-owner farm auction.

•	We conducted our first ever auction in France.

•	We held our first auctions at our new permanent auction sites in Nashville, Tennessee and Saskatoon, Saskatchewan.

•	We completed our acquisition of the business and assets of Dennis Biliske Auctioneers, a North Dakota-based auctioneer of agricultural equipment and real estate. This resulted in the addition to our network of a permanent auction site in Buxton, North Dakota.

•	We completed the purchase of approximately 140 acres of land near Springfield, Ohio, on which we have commenced the construction of a new permanent auction site.

•	A new independent director, Robert W. Murdoch, was added to our Board of Directors. G. Edward Moul retired from his position as a director and Chair of the Audit Committee of our Board. The Board appointed Beverley A. Briscoe to the position of Chair of the Audit Committee and Charles E. Croft to the position of lead independent director.

•	We appointed our first sales representative responsible for Romania.
Subsequent to the period end, we held our largest ever Prince George, British Columbia auction and appointed our first sales representative responsible for Russia.

Critical Accounting Policies and Estimates
There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2005, which is included in our 2005 Annual Report on Form 40-F.
Overall Performance
We achieved auction revenues of $134.7 million and net earnings of $37.7 million, or $1.08 per diluted common share, in the first half of 2006. Net earnings for the period would have been $36.6 million, or $1.05 per diluted share, had after-tax gains of $1.1 million ($1.8 million before tax) on the sale of excess property in Florida been excluded. This performance compares to auction revenues of $114.3 million and net earnings of $30.7 million, or $0.89 per diluted share, during the first half of 2005, excluding the effect of after-tax gains of $4.1 million ($6.4 million before tax) recorded on the sale of excess property in Texas and British Columbia. Financial statement net earnings were $34.8 million, or $1.00 per diluted common share for the first six months of 2005. We have highlighted these gains on the disposition of capital assets because we do not believe that the sale of excess property is part of our normal recurring operations. Our earnings performance in the first half of 2006 was stronger than the equivalent period in 2005 mainly because of increased gross auction sales, partly offset by higher operating costs and a lower auction revenue rate. We ended the second quarter of 2006 with working capital of $98.6 million, compared to $84.1 million at December 31, 2005.
Results of Operations
Six months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In the first half of 2006, approximately 30% of our revenues and approximately 40% of our operating costs were denominated in currencies other than the United States dollar, which is consistent with the rates we expect to experience on a full year basis, and is roughly consistent with the relative proportions in recent periods. The proportion of revenues denominated in currencies other than the United States dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period.
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of these currencies relative to the United States dollar, and the Canadian dollar has strengthened significantly compared to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. However, in recent periods, the effect of these fluctuations on our reported auction revenues has been largely offset by their effect on our operating expenses, making the impact of currency fluctuations on our annual net earnings essentially neutral.
United States Dollar Exchange Rate Comparison

			% Change
Six months ended June 30,	2006	2005	in U.S. $

Average value of one U.S. dollar:

Canadian dollar	$1.1385	$1.2355	-8%
Euro	€0.8136	€0.7789	4%

Auction Revenues

Six months ended June 30,	2006	2005	% Change

Auction revenues	$134,653	$114,270	18%

Gross auction sales	$1,402,021	$1,138,971	23%

Auction revenue rate	9.60%	10.03%
Auction revenues increased in the first half of 2006 compared to the equivalent period in 2005 mainly as a result of higher gross auction sales in the United States and Canada, partially offset by a lower auction revenue rate. Our agricultural division generated gross auction sales of $98.9 million during the first half of 2006, compared to $52.5 million in the corresponding period in 2005. Our underwritten business (guarantee and inventory contracts) represented 27% of our total gross auction sales in the first half of 2006 (2005 – 23%), which is in a similar range to the levels experienced in recent periods.
Our auction revenue rate for the six months ended June 30, 2006 was within our expected range of 9.50% to 10.00%. We continue to believe that our sustainable average auction revenue rate will be in this range. Our experience has shown that our auction revenue rate is difficult to estimate precisely. As a result, our actual auction revenue rate in future periods may be above or below this range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during the first half of 2006 would have impacted auction revenues by approximately $1.4 million, of which approximately $0.9 million or $0.03 per share would have flowed through to net earnings in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.
Direct Expenses

Six months ended June 30,	2006	2005	% Change

Direct expenses	$17,791	$14,076	26%
Direct expenses as a percentage of gross auction sales	1.27%	1.24%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction sales, fluctuates from period to period based on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate in the first half of 2006 was roughly consistent with the rate we achieved in the comparable period in 2005.

Depreciation and Amortization Expense

Six months ended June 30,	2006	2005	% Change

Depreciation and Amortization expense	$6,314	$6,863	-8%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation and amortization in the first half of 2006 decreased compared to the first half of 2005 in part because of scientific research and experimental development tax credits received in 2006, which were recorded as a reduction in the book value of capitalized software and which therefore led to a reduction in depreciation expense. Our depreciation in future periods is expected to increase in line with our on-going capital expenditures.
General and Administrative Expenses

Six months ended June 30,	2006	2005	% Change

General and administrative expenses	$52,704	$44,457	19%
General and administrative expenses, or G&A, include such expenditures as labour (salaries, wages, bonuses and benefits), non-auction related travel, information technology, repairs and maintenance, advertising and utilities.
Our G&A continues to be affected by the expansion of our infrastructure and workforce necessary to support our growth objectives, as well as other factors including fluctuations in foreign exchange rates, since approximately 40% of our G&A on an annual basis is denominated in currencies other than the United States dollar. During the first half of 2006, the growth in many aspects of our business, including personnel, facilities, and infrastructure, as well as enhanced compensation programs for our employees and expenditures relating to certain M07 initiatives, have all contributed to the increase in G&A. The ongoing growth we expect in our business will continue to affect future levels of G&A.
Interest Expense

Six months ended June 30,	2006	2005	% Change

Interest expense	$720	$1,341	-46%
Interest expense is comprised mainly of interest paid on long-term debt and bank charges. Interest expense decreased in the first half of 2006 compared to the first half of 2005 primarily because of an increase in the amount of interest that we capitalized to land and buildings under development ($0.6 million in the first half of 2006; $0.1 million in the first half of 2005).
Gain on Disposition of Capital Assets

Six months ended June 30,	2006	2005	% Change

Gain on disposition of capital assets	$1,917	$6,502	-71%
The gain on disposition of capital assets recorded in the first half of 2006 included a $1.8 million gain recorded on the sale of excess property in Tampa, Florida. The gain in 2005 included a $5.5 million gain recorded on the sale of excess land in Fort Worth, Texas, and a gain of $0.9 million recorded on the sale of property in Prince George, British Columbia.

Income Taxes

Six months ended June 30,	2006	2005	% Change

Income taxes	$21,788	$19,463	12%
Effective income tax rate	36.6%	35.9%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the six months ended June 30, 2006 was higher than the rate we experienced in the comparable period in 2005 in part because of differences in earnings within the various tax jurisdictions in which we earn our income. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Six months ended June 30,	2006	2005	% Change

Net earnings	$37,724	$34,809	8%
Net earnings per share – basic	1.09	1.01	8%
Net earnings per share – diluted	1.08	1.00	8%
Net earnings increased in the first half of 2006 compared to the six months ended June 30, 2005 mainly as a result of higher gross auction sales, partially offset by higher operating costs and a lower auction revenue rate. Net earnings for the first half of 2006 would have been $36.6 million, or $1.06 and $1.05 per basic and diluted share, respectively, if we excluded the $1.1 million, or $0.03 per diluted share, after-tax ($1.8 million before tax) effect of gains recorded on the sale of excess property in Florida during the period. This compares to net earnings of $30.7 million, or $0.89 per diluted share, in the first half of 2005, excluding after-tax gains of $4.1 million recorded in connection with the sale of excess property in that period. Excluding the impact of these gains in both periods, our net earnings increased by 19% in 2006.
Quarter Ended June 30, 2006 Compared to Quarter Ended June 30, 2005
United States Dollar Exchange Rate Comparison

			% Change
Three months ended June 30,	2006	2005	in U.S. $

Average value of one U.S. dollar:

Canadian dollar	$1.1224	$1.2439	-10%
Euro	€0.7960	€0.7945	—
Auction Revenues

Three months ended June 30,	2006	2005	% Change

Auction revenues	$78,680	$65,692	20%

Gross auction sales	$830,493	$682,711	22%
Auction revenue rate	9.47%	9.62%

The increase in auction revenues in the second quarter of 2006 compared to the equivalent period in 2005 was primarily attributable to higher gross auction sales, partially offset by a lower auction revenue rate applicable to those sales. Our agricultural division generated gross auction sales of $68.5 million during the second quarter of 2006, compared to $48.4 million in the corresponding quarter of 2005. Our underwritten business represented 31% of our total gross auction sales in the second quarter of 2006 (2005 – 23%).
Direct Expenses

Three months ended June 30,	2006	2005	% Change

Direct expenses	$11,365	$8,592	32%
Direct expenses as a percentage of gross auction sales	1.37%	1.26%
Our direct expense rate fluctuates from period to period based on the size and location of the auctions we hold during a particular period, as discussed above. Our direct expense rate in the second quarter of 2006 was more than the rate that we experienced in the comparable period in 2005 primarily as a result of differences in the relative mix and size of auctions during the periods.
Depreciation and Amortization Expense

Three months ended June 30,	2006	2005	% Change

Depreciation and amortization expense	$3,060	$3,464	-12%
Depreciation and amortization in the second quarter of 2006 decreased compared to the second quarter of 2005 in part because of scientific research and experimental development tax credits received in 2006, which were recorded as a reduction in the book value of capitalized software and which therefore led to a reduction in depreciation expense for the quarter.
General and Administrative Expenses

Three months ended June 30,	2006	2005	% Change

General and administrative expenses	$26,551	$21,901	21%
The increase in general and administrative expenses was consistent with the growth in our business and also reflected the effect of currency fluctuations.
Interest Expense

Three months ended June 30,	2006	2005	% Change

Interest expense	$435	$662	-34%
Interest expense decreased in the second quarter of 2006 compared to the prior year primarily because of the increase in the amount of interest capitalized to land and buildings under development.
Gain on Disposition of Capital Assets

Three months ended June 30,	2006	2005	% Change

Gain on disposition of capital assets	$1,821	$1,054	73%

We recorded a gain on the sale of excess property in Tampa, Florida in the second quarter of 2006. The gain recorded in the second quarter of 2005 related mostly to the sale of excess property in Prince George, British Columbia.
Income Taxes

Three months ended June 30,	2006	2005	% Change

Income taxes	$14,746	$11,032	34%
Effective income tax rate	37.5%	34.3%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the quarter ended June 30, 2006 was higher than the rate we experienced in the same quarter in 2005 in part as a result of differences in earnings within the various tax jurisdictions in which we earn our income. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Three months ended June 30,	2006	2005	% Change

Net earnings	$24,526	$21,134	16%
Net earnings per share — basic	0.71	0.62	15%
Net earnings per share — diluted	0.70	0.61	15%
Net earnings in the second quarter of 2006 were higher than our net earnings in the equivalent period in 2005 primarily as a result of increased gross auction sales, partially offset by higher operating costs and a lower auction revenue rate. Net earnings for the second quarter of 2006 would have been $23.4 million, or $0.67 per diluted share, excluding the $1.1 after-tax ($1.8 million before tax) effect of gains recorded on the sale of excess property in Florida. This compares to normalized earnings of $20.4 million, or $0.59 per diluted share, in the second quarter of 2005, excluding the effect of after-tax gains of $0.8 million recorded in the period on the sale of excess property. Excluding the impact of these gains in both quarters, our net earnings increased by 15% in 2006.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2005 and 2004.

	Q2 2006		Q1 2006	Q4 2005	Q3 2005

Gross auction sales (1)	$830,493		$571,528	$589,865	$364,005

Auction revenues	$78,680		$55,973	$59,933	$38,430
Net earnings	24,526	(2)	13,198	14,203	4,568

Net earnings per share — basic	$0.71	(2)	$0.38	$0.41	$0.13
Net earnings per share — diluted	0.70	(2)	0.38	0.41	0.13

	Q2 2005		Q1 2005		Q4 2004		Q3 2004

Gross auction sales (1)	$682,711		$456,260		$549,796		$307,188

Auction revenues	$65,692		$48,578		$57,142		$31,449
Net earnings	21,134	(3)	13,675	(4)	11,335	(5)	1,810	(5)

Net earnings per share — basic	$0.62	(3)	$0.40	(4)	$0.34	(5)	$0.05	(5)
Net earnings per share — diluted	0.61	(3)	0.40	(4)	0.33	(5)	0.05	(5)

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Net earnings in the second quarter of 2006 include a gain of $1,812 recorded on the sale of excess property ($1,087 after tax). Excluding this gain, net earnings would have been $23,439, or $0.68 and $0.67 per basic and diluted share respectively.

(3)	Net earnings in the second quarter of 2005 include a gain of $938 recorded on the sale of excess property ($769 after tax). Excluding this gain, net earnings would have been $20,365, or $0.59 per basic and diluted share.

(4)	Net earnings in the first quarter of 2005 include a gain of $5,493 recorded on the sale of redundant property ($3,296 after tax). Excluding this gain, net earnings would have been $10,379, or $0.30 per basic and diluted share.

(5)	Net earnings in the third and fourth quarters of 2004 include income taxes of $888 and $1,218, respectively, recorded in connection with realized foreign exchange gains at the subsidiary level on certain term debt that came due in the second half of 2004. Excluding these income taxes, which we do not expect in future periods, net earnings would have been $2,698, or $0.08 per basic and diluted share, for the third quarter and $12,553, or $0.37 per basic share and $0.36 per diluted share, for the fourth quarter.
Liquidity and Capital Resources

	June 30, 2006	December 31, 2005	% Change

Working capital	$98,628	$84,108	17%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at June 30, 2006 is adequate to satisfy our present operating requirements.
Cash Flows

Six months ended June 30,	2006	2005	% Change

Cash provided by (used in):
Operations	$96,829	$118,377	-18%
Investing	(19,381)	(10,068)	-93%
Financing	(9,457)	(4,436)	-113%

Capital asset additions were $22.6 million for the six months ended June 30, 2006 compared to $19.1 million in the equivalent period of 2005. Our capital expenditures in the first half of 2006 related primarily to construction of our new permanent auction sites in Denver, Colorado, Houston, Texas and Springfield, Ohio, as well as investment in computer software and equipment. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a increase of $5.8 million in the capital assets reported on our consolidated balance sheet as at June 30, 2006, compared to a $4.5 million decrease in 2005. Cash used in investing activities during the first half of 2006 also included $2.3 million spent as a component of the acquisition of the business and certain assets of Dennis Biliske Auctioneers.
We intend to expand our network of auction sites by building facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. Over the next four years we intend to add or replace an average of two auction sites per year, and possibly up to four sites per year.
From 2006 through 2010, we expect our annual capital expenditures to be approximately $50 million per year, as we continue to invest in the expansion of our network of auction sites and fund our M07 strategic initiatives. Actual capital expenditures could be more or less than this amount, depending on the availability of suitable expansion opportunities. Depending on the scope of the required system improvements, the M07 expenditures will likely be primarily for software, hardware and related systems. We expect to fund future capital expenditures primarily from working capital or draws on available credit facilities.
We paid regular quarterly cash dividends of $0.18 per share during each of the quarters ended June 30, 2006 and March 31, 2006. Total dividend payments were $12.4 million for the first half of 2006, compared to total dividend payments of $7.6 million in the first half of 2005.
Debt and Credit Facilities
Our debt and available credit facilities at June 30, 2006 and December 31, 2005 were as follows:

	June 30,	December 31,
	2006	2005	% Change

Long-term debt (including current portion of long-term debt)	$43,977	$43,542	1%

Revolving credit facilities — total available:	$119,066	$118,200

Revolving credit facilities — total unused:	$119,066	$118,200
Our credit facilities are with financial institutions in the United States, Canada, The Netherlands, England and Australia. We had no floating rate long-term debt at June 30, 2006, and we were in compliance with all financial covenants applicable to our long-term debt.
Quantitative and Qualitative Disclosure about Market Risk
We conduct our operations in local currencies in many countries around the world; however, we use the United States dollar as our reporting currency. As a result, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the six-months ended June 30, 2006, approximately 30% of our revenues were earned in currencies other than the United States dollar and approximately 40% of our operating costs were denominated in currencies other than the United States dollar, and we believe that this ratio acts as a natural hedge against exposure to fluctuations in the value of the United States dollar. As a result, we have not adopted a long-term hedging strategy to protect against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar, but we will consider hedging specific transactions when appropriate.
During the first half of June 30, 2006, we recorded an increase in our foreign currency translation adjustment balance of $5.5 million, compared to a decrease of $6.4 million in the first half of 2005. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency. Increases in this balance arise primarily from the strengthening of non-United States currencies against the United States dollar.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	expansion of the geographic markets and market segments in which we conduct auctions, including the world market for used industrial equipment;

•	increases in the number of consignors and bidders participating in our auctions;

•	our key strengths;

•	the average percentage of equipment sold at our auctions that leaves the region of the sale;

•	our ability to draw consistently significant numbers of local and international bidders to our auctions;

•	our ability to attract and retain the best people, and to increase the productivity of our sales force;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	the relative percentage of our gross auction sales represented by straight commission, guarantee and inventory contracts;

•	the dollar amount of our exposure to outstanding guarantee contracts;

•	our ability to grow our gross auction sales at a manageable pace and increase our earnings per share;

•	our auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	our direct expense rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our M07 strategic initiatives, the timing of their implementation and the effect on our business, results of operations and capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Our guarantee and outright purchase contracts and advances to consignors may result in us incurring losses.
Approximately 75% of our business is conducted on a straight commission basis. In certain situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction sales.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may need to make payments to buyers if we are not able to deliver clear title on the assets sold at our auctions, which may result in us incurring losses.
Where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid. If we are unable to deliver clear title, we provide the buyer with a full refund. While we exercise considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments; aggregate losses from these payments could be material.

We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing earnings from operations in markets in which we already operate and by expanding into new geographic markets and into market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales personnel;

•	identifying and developing new geographic markets and market segments;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	successfully managing expansion;

•	obtaining necessary financing;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	successfully integrating new facilities and acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market segments, and maintaining these relationships in our existing markets;

•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and in new markets; and

•	designing and implementing business processes that are able to support profitable growth.
We will need to hire additional employees to manage any growth that we achieve. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
Our business would be harmed if there were decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate are beyond our control. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment.

Our business could be harmed if our reputation for fairness, honesty and conducting only unreserved auctions was damaged.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, honesty and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from these claims could be material.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We are exposed to foreign exchange rate fluctuations and political and economic instability as a result of our substantial international operations, which could harm our results of operations.
We conduct business on a global basis and intend to continue to expand our presence in international markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, health, environmental, economic and political conditions and regulations, including income tax regulations, may affect in a negative manner our business in international markets and our related operating results. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

Our revenues and profitability could be reduced as a result of competition in our core markets.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.
We depend on the services of a number of key personnel, and our business could be harmed if we lost one or more of them.
The growth and performance of our business in the future will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business.
Our internet-related initiatives, which are subject to technological obsolescence and potential service interruptions, may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We use and rely on intellectual property owned by third parties which are licensed to us in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to help avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We may need to improve these systems in order to accommodate growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could harm our business and interfere with our ability to expand our business.
We have embarked on a program to redesign our business processes and to upgrade our information systems, including implementing an enterprise resource planning system. Our business and results of operations could be harmed if this implementation, which is expected to occur in phases starting in 2006, is not successful. In addition, any difficulties with our systems implementation could have an adverse effect on our operations and also our ability to evaluate the effectiveness of our internal control over financial reporting, which could negatively affect our internal control reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act and applicable securities law in Canada, and of our disclosure controls and procedures, which could negatively affect our reporting in accordance with the provisions of Section 302 of the Sarbanes-Oxley Act and applicable securities law in Canada.
We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could materially damage our business, results of operations and financial condition.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
Our operations are subject to substantial environmental and other regulations that may significantly increase our expenses or limit our operations and ability to expand.
A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites that we may be conducting auctions on, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.